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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-69502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Chartwell TSC Securities, Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Grant Street, Suite 2700
(No. and Street)

Pittsburgh (City) **PA** (State) **15219** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Stangert (724) 935-6787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

BNY Mellon Center, Suite 3400, 500 Grant Street (Address) Pittsburgh (City) PA (State) 15219-2598 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Peter J. Stangert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chartwell TSC Securities, Corp., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer/ Senior Vice President

Title

Commonwealth of Pennsylvania

Notarial Seal
CHELSEA ANN BOSILJEVAC - Notary Public
PINE TWP, ALLEGHENY COUNTY
My Commission Expires Oct 23, 2021

Notary Public 2/28/18

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidations
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chartwell TSC Securities, Corp.
Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2017
With Report of Independent Registered Public Accounting Firm

Chartwell TSC Securities, Corp.
Table of Contents
December 31, 2017

	Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:	4
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Shareholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplementary Schedules:	12
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Statement of Exemptions From Reserve Requirements Computation Under SEC Rule 15c3-3	14

KPMG LLP
BNY Mellon Center
Suite 3400
500 Grant Street
Pittsburgh, PA 15219-2598

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Chartwell TSC Securities, Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chartwell TSC Securities, Corp. (the Company) as of December 31, 2017, the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2017.

Pittsburgh, Pennsylvania
February 28, 2018

Chartwell TSC Securities, Corp.
Statement of Financial Condition
December 31, 2017
Amounts in US Dollars

ASSETS		
Cash	$	326,713
Due from affiliate		62,021
Other assets		3,219
TOTAL ASSETS	$	391,953
LIABILITIES & EQUITY		
Liabilities		
Due to affiliate	$	37,578
Other liabilities		24,375
Total liabilities		61,953
Shareholder's Equity		
Common stock		10,000
Retained earnings		—
Additional paid-in capital		320,000
Total shareholder's equity		330,000
TOTAL LIABILITIES & EQUITY	$	391,953

See accompanying notes to financial statements.

Chartwell TSC Securities, Corp.
Statement of Operations
For the year ended December 31, 2017
Amounts in US Dollars

Revenue:		
Reimbursement from affiliate	$	2,841,118
Total revenue		2,841,118
Expenses:		
Compensation and benefits		2,432,500
Travel and entertainment		254,347
Professional fees		94,600
Regulatory		45,718
Other expenses		13,953
Total expenses		2,841,118
Pre-tax income		—
Income taxes		—
Net income	$	—

See accompanying notes to financial statements.

Chartwell TSC Securities, Corp.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2017
Amounts in US Dollars

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2016	$ 10,000	$ 120,000	$ —	$ 130,000
Capital contributions	—	200,000	—	200,000
Net income	—	—	—	—
Balance at December 31, 2017	$ 10,000	$ 320,000	$ —	$ 330,000

See accompanying notes to financial statements.

Chartwell TSC Securities, Corp.
Statement of Cash Flows
For the year ended December 31, 2017
Amounts in US Dollars

Operating activities:		
Net income	$	—
Adjustment to reconcile net income to cash provided by operating activities:		
Central Registration Depository account		5,972
Due to/from affiliate, net		(24,199)
Accrued expense payable		24,375
Net cash provided by operating activities		6,148
Financing activities:		
Capital contributions		200,000
Net cash used in financing activities		200,000
Increase in cash		206,148
Cash, beginning of period		120,565
Cash, end of year	$	326,713

See accompanying notes to financial statements.

Chartwell TSC Securities, Corp.
Notes to Financial Statements
December 31, 2017
Amounts in US Dollars

1. Organization

Chartwell TSC Securities, Corp. (the "Company") was formed as a Pennsylvania Corporation on March 17, 2014. The Company is a wholly owned subsidiary of TriState Capital Holdings, Inc., a Pennsylvania Corporation. On March 7, 2017, the Company was approved as a member of the Financial Industry Regulatory Authority ("FINRA") and became registered with the Securities & Exchange Commission ("SEC") as a securities broker-dealer. The following day the Company was approved to operate as a securities broker-dealer in Pennsylvania, however the Company delayed commencing any operating activities until March 24, 2017.

The Company's sole purpose is to support the marketing efforts of its affiliate, Chartwell Investment Partners, LLC ("CIP, LLC"), for its proprietary investment products. Thus the Company has no external revenue streams and is reimbursed for all of its costs from CIP, LLC.

The Company has filed Form SIPC-3 and is exempt as a member of the Securities Investor Protection Corporation ("SIPC"). In addition, the Company is exempt from the Customer Protection Rule pursuant to the (k)(2)(i) exemption as the Company does not hold any customer funds. Thus no separate account for the exclusive benefit of the customer is needed.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. The consequence of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protections of investors or public interest. Furthermore, where agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that during the first twelve months of operations the Company's "aggregate indebtedness," as defined, not exceed eight times its "net capital," as defined. Once the Company starts its second year of operations its aggregate indebtedness cannot exceed fifteen times its net capital. Also FINRA may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

The Company has omitted the Statement of Changes in Subordinated Borrowings since no subordinated borrowings were outstanding as of December 31, 2017, or at any time during the period covered by this audit.

Cash

Cash is held as deposits in banks. The Company does not hold cash equivalents. Of the two bank accounts maintained by the Company, one is with an affiliated entity, TriState Capital Bank.

Revenue

The Company's sole revenue stream is the reimbursement of all of its costs from CIP, LLC. Fees for reimbursement are recognized in conjunction with costs incurred.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of related revenue and expense during the reporting period. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be different than those anticipated in the estimates, which could materially affect the financial results of our operations and financial condition.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities with regard to a change in tax rates is recognized in income in the period that includes the enactment date.

The pre-tax income and loss of the Company is included in the consolidated federal income tax return filed by its parent, TriState Capital Holdings, Inc. Federal income taxes are calculated under the separate return method, as if the Company filed on a separate-return basis using the consolidated federal statutory tax rate. State income taxes are calculated on a stand-alone, separate return method.

Fair Value of Financial Instruments

The Company estimates that the fair value of any financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, which approximate fair value. At

December 31, 2017, the Company did not own any financial assets or liabilities other than cash and other assets and liabilities.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU clarifies the principles for recognizing revenue and replaces nearly all existing revenue recognition guidance in U.S. GAAP with one accounting model. The core principle of the guidance is that an entity should recognize revenue to depict the satisfaction of a performance obligation by transfer of promised goods or services to customers. This ASU also requires additional qualitative and quantitative disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The adoption of ASU 2014-09 will not have any impact on the Company's financial statements.

3. Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company monitors the bank accounts and has not experienced, and does not expect to incur any losses in such accounts.

4. Related-Party Transactions

The Company is a wholly-owned subsidiary of its parent, TriState Capital Holdings, Inc. ("TSCH"). TSCH has two other wholly owned subsidiaries, TriState Capital Bank ("TSCB") and CIP, LLC. The Company entered into an Intercompany Expense Sharing Agreement ("Expense Sharing Agreement") with TSCB and CIP, LLC from which it receives the benefit of certain personnel, facilities, and services from these entities which are then charged to the Company. The Company is then reimbursed for all such costs from CIP, LLC. A summary of such costs is as follows:

	TSCB	CIP, LLC	Total
Compensation & benefits	$ 1,007,457	$ 1,425,043	$ 2,432,500
Travel & entertainment	28,034	226,313	254,347
Facilities & other	8,903	2,055	10,958
Total	$ 1,044,394	$ 1,653,411	$ 2,697,805

At December 31, 2017, the Company had a net receivable from CIP, LLC of $62,021 and a payable to TSCB of $37,578.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $264,760 which was $257,016 in excess of its required net capital of $7,744. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i).

6. Contingent Liabilities

The Company is not aware of any unasserted claims. In the opinion of management, there are no potential claims that would have a material adverse effect on the Company's financial position, liquidity or results of operations.

7. Subsequent Events

Management has evaluated subsequent events through February 28, 2018, the date the financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

Supplemental Schedules

Chartwell TSC Securities, Corp.
Schedule I
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2017
Amounts in US Dollars

Total equity	$	330,000
Non-allowable assets		
Due from affiliate		62,021
Prepaid expenses		100
Central Registration Depository Account		3,119
Total non-allowable assets		65,240
NET CAPITAL	$	264,760
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Aggregate indebtedness	$	61,953
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (the greater of $5,000 or 12 ½% of aggregate indebtedness)	$	7,744
Capital in excess of minimum requirements	$	257,016
Ratio of aggregate indebtedness to net capital		0.23

Note: There are no material differences between this computation of net capital and the corresponding computation prepared by Chartwell TSC Securities, Corp. and included in the Company's unaudited amended Part IIA FOCUS Report as of December 31, 2017, filed by the Company on January 25, 2017.

See accompanying report of independent registered public accounting firm.

Chartwell TSC Securities, Corp.
Schedule II
Statement of Exemptions From Reserve Requirements Computation Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2017

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2017.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Information Relating to Possession or Control under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2017.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

CHARTWELL
TSC SECURITIES

Chartwell TSC Securities Corp Exemption Report

Chartwell TSC Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F. R. § 240.17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F. R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F. R. §240. 15c3-3(k);

The Company met the identified exemption provisions in 17 C.F. R. §240. 15c3-3(k)(2)(i) throughout the period from March 7, 2017 (date approved as a member of the Financial Industry Regulatory Authority and registration with the Securities and Exchange Commission as a securities broker-dealer) through December 31, 2017 without exemption.

Chartwell TSC Securities Corp.

I, Peter Stangert swear that, to my best knowledge and belief, this exemption report is true and correct.

By ______________________________
Title: Chief Financial Officer/Senior Vice President
February 28, 2018

KPMG

KPMG LLP
BNY Mellon Center
Suite 3400
500 Grant Street
Pittsburgh, PA 15219-2598

Report of Independent Registered Public Accounting Firm

The Board of Directors
Chartwell TSC Securities, Corp.:

We have reviewed management's statements, included in the accompanying Chartwell TSC Securities Corp Exemption Report (the Exemption Report), in which (1) Chartwell TSC Securities, Corp. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the period from March 7, 2017 (date approved as a member of the Financial Industry Regulatory Authority and registration with the Securities and Exchange Commission as a securities broker-dealer) through December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Pittsburgh, Pennsylvania
February 28, 2018